









BeWell Digital

Inclusive & Quality healthcare for all



"BeWell Digital helps India's **1.5mn** hospitals, labs, clinics and pharmacies comply with insurance regulatory compliance so that they could work with 530 Million insured Indians.



The new Insurance regulation requires...

- **Hospitals to obtain quality accreditation in order for them to work with 530mn+ Insured Indians**

- **Takes 3-6 months time**

- **Every two year renewal**




BeWell Digital

How BeWell Digital helps hospitals?

- **Obtain quality accreditation for working with Insurance**

- **With a Software**

- **Makes it available on Day 1**

- **And helps them digitize patient health record**





In four weeks of Launch.

6

Hospitals

$1500

Monthly recurring revenue

5000

Patient records



BeWell Digital

The SaaS Market size is $1.25B just in India

	Product need	# of entities	Total Market Size
Hospitals	NABH compliance	50,000	$350,000,000
Labs	NABL compliance	1,10,000	$330,000,000
Pharmacy	Digitization	8,00,000	$400,000,000
Clinics	Digitization	5,00,000	$150,000,000
		TAM	**$1,230,000,000**


BeWell Digital

No other player does compliance and HMS

COMPLIANCE ONLY

LOW TECH









- acme Consulting (acme — YOUR PARTNER TO THE FUTURE)
- Pinaacle
- BMQR Certifications Private Limited — Leading ISO Certification Body In India
- Estd. 1987

HOSPITAL MANAGEMENT SYSTEM (HMS)

HIGH TECH









- Insta®
- AOSTA
- hCue
- HOSMAN Software Solutions (Hospital Management Software)
- Caresoft HIS
- Plus91 Technologies



COMPLIANCE + HMS

HIGH TECH



BEWELL DIGITAL



Meet the Team







VISHNU

CHIEF TECHNOLOGY OFFICER

Masters in Software Engineering
and a software engineer for 10
years.

ALAGIRI

CHIEF EXECUTIVE OFFICER

Data & Analytics PM - Zenefits who
built products that increased the
customer upsell rate by 9x.

SRIDEVI

CHIEF MEDICAL CONSULTANT

ICU Doctor who has handled 10k+
emergency cases in accredited
hospitals.



BeWell
Digital



" BeWell Digital is building the operating system for India's **1.5mn** hospitals, labs, clinics and pharmacies by starting with insurance regulatory compliance.





Insurance regulatory compliance for India's 1.5mn hospitals, pharmacies and labs.

- Hospitals to obtain quality accreditation in order for them to work with 530mn + Insured Indians

- Launched 4 weeks ago: 6 paying hospitals, $1,500 MRR

- $1.5B TAM in India

- Team - ICU doctor, Zenefits PM and full stack engineer